UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-51211
Global Telecom & Technology, Inc.

(Exact name of registrant as specified in its charter)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(703) 442-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class B Common Stock

(Title of each class of securities covered by this Form)
Common Stock
Class W Warrants
Class Z Warrants
Series A Units
Series B Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:     0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Global Telecom & Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 22, 2006	By:	/s/ D. Michael Keenan
D. Michael Keenan
Chief Executive Officer